

Mail stop 3561

August 17, 2015

Fernando Suárez
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, D.F. 01210

   Re: Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
   Form 20-F for Fiscal Year Ended December 31, 2014
   Filed April 30, 2015
   File No. 001-36059

Dear Mr. Suárez:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ Lyn Shenk for

   Melissa Raminpour
   Branch Chief
   Office of Transportation and Leisure